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NICHOLAS DILORENZO
nicholas.dilorenzo@dechert.com
+1 617 728 7171 Direct
+1 617 275 8370 Fax

May 8, 2015

Allison White, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prospectus and Statement of Additional Information (“SAI”) contained in Post-Effective Amendment No. 208 to the Registration Statement of Russell Investment Company (Filed on February 25, 2015)

Dear Ms. White:

This letter responds to comments you provided to Leah Cry in a telephonic discussion on March 10, 2015 regarding the Russell Investment Company (“RIC” or the “Registrant”) Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on February 25, 2015 related to the Russell Tax Exempt High Yield Bond Fund. Summaries of the comments, and Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Prospectus and SAI unless otherwise indicated.

Prospectus Comments

1.	Comment:	The Fund’s Annual Fund Operating Expenses table includes a line item for “Other Expenses.” Please add a footnote to the table stating that “Other Expenses” are estimated for the fiscal year.

	Response:	Registrant has revised the disclosure in response to this comment.

May 8, 2015 Page 2

2.	Comment:	With respect to the “Less Fee Waivers and Expense Reimbursements” line item in the Fund’s Annual Fund Operating Expenses table, please explain supplementally how the 0.29% value was calculated.

Response:

Registrant notes that the Annual Fund Operating Expenses table was revised following the 485(a) filing but that the amended figures continue to reflect the methodology outlined below. The below explanation utilizes these revised figures to outline the process for determining the figure reported under the “Less Fee Waivers and Expense Reimbursements” line item.

Registrant notes that the expense cap applies with respect to direct Fund-level operating expenses and not class-level operating expenses. Class-level operating expenses include 12b-1 fees, shareholder servicing fees and transfer agency fees, which are each reported as part of the “Other Expenses” line item. Therefore, the “Less Fee Waivers and Expense Reimbursements” line item to the Annual Fund Operating Expenses table (i.e., 0.33% for Class S Shares of the Fund) is calculated by first reducing the “Total Annual Fund Operating Expenses” line item for a share class by the amount of class-level expenses paid by the share class. For Class S Shares of the Fund, class-level expenses are a transfer agency fee of 0.20%. The reimbursement of direct Fund-level expenses in excess of 0.44% is then applied to this adjusted “Total Annual Fund Operating Expenses” figure in order to derive the “Less Fee Waivers and Expense Reimbursements” line item.

In the case of Class S Shares, direct Fund-level expenses are 0.77% (0.97% “Total Annual Fund Operating Expenses” minus 0.20% transfer agency fee). In order to reach a direct Fund-level expense for Class S Shares of 0.44%, 0.33% of direct Fund-level expenses must be waived for this share class. Therefore, the “Less Fee Waivers and Expense Reimbursements” line item to the Annual Fund Operating Expenses table for Class S Shares is 0.33%.

3.	Comment:	In the “Principal Investment Strategies of the Fund” section in the Fund’s risk/return summary, please disclose whether the Fund has any requirements with respect to maturity or duration.

May 8, 2015 Page 3

	Response:	Registrant believes that, given the lack of disclosure regarding maturity and duration requirements, it is sufficiently clear that the Fund has no such requirements. Accordingly, Registrant respectfully declines to revise the disclosure.

4.	Comment:	The “Principal Investment Strategies of the Fund” section in the Fund’s risk/return summary indicates that the Fund will invest at least 80% of its net assets in “investments the income from which is exempt from federal income tax.” Given that the Fund uses the term “Bond” in its name, please replace the term “investments” in the 80% test with the term “bonds.”

	Response:	Registrant has revised the disclosure to read, “The Fund has a fundamental policy to invest, under normal circumstances, at least 80% of the value of its net assets plus borrowings for investment purposes in fixed income investments the income from which is exempt from federal income tax.”

5.	Comment:	The “Principal Investment Strategies of the Fund” section in the Fund’s risk/return summary states that “The Fund usually, but not always, seeks to offset all or a portion of the lack of duration and market exposure of the Fund’s cash reserves by investing in pre-refunded municipal bonds to provide the Fund with longer duration exposure. RIMCo may choose to invest in pre-refunded municipal bonds to manage Fund exposures in order to seek to achieve the desired risk/return profile for the Fund.” Please revise these sentences using plain English.

	Response:	Registrant has revised the disclosure to read, “The Fund usually, but not always, seeks to limit the effect of holding cash reserves on the Fund’s exposures by investing in pre-refunded municipal bonds. The Fund usually, but not always, invests in pre-refunded municipal bonds to provide the Fund with longer duration exposure. Duration is a measure of sensitivity to interest rate changes and not time. RIMCo may choose to invest in pre-refunded municipal bonds to manage Fund exposures in order to seek to achieve the desired risk/return profile for the Fund.”

May 8, 2015 Page 4

6.	Comment:	The “Principal Investment Strategies of the Fund” section in the Fund’s risk/return summary includes a cross-reference to the “Investment Objective and Investment Strategies” section of the prospectus. Please consider deleting this cross-reference in light of IM Guidance Update No. 2014-08.

	Response:	Registrant respectfully declines to delete the cross references to the more fulsome disclosure in the statutory prospectus. While Registrant recognizes that “[w]hen appropriate, the staff suggests that the cross-references be deleted to streamline the Summary Section,”[1] Form N-1A provides that “[c]ross references within the prospectus are most useful when their use assists investors in understanding the information presented and does not add complexity to the prospectus.”[2] Registrant believes that the additional disclosure in the statutory prospectus provides shareholders with important information regarding the Funds and that omitting such references may suggest to shareholders that all information relating to a Fund is contained in the summary.

7.	Comment:	With respect to duration, please add disclosure indicating that duration is a measure of sensitivity to interest rate changes and not time.

	Response:	Registrant has revised the disclosure in response to this comment.

8.	Comment:	In light of IM Guidance Update No. 2014-01, please review and consider the sufficiency of the Fund’s fixed income securities risk disclosure.

	Response:	Registrant has reviewed the recent IM Guidance 2014-01 and believes that its disclosure is adequate. We note that Registrant previously enhanced its disclosure in response to the IM Guidance 2014-01 update.

[1]	SEC IM Guidance Update No. 2014-08.
[2]	General Instruction C.2.(a) of Form N-1A.

May 8, 2015 Page 5

9.	Comment:	In the Fund’s “Non-Investment Grade Debt Securities (“High Yield” or “Junk Bonds”)” risk disclosure, please consider including heightened risk disclosure relating to companies in bankruptcy or default.

	Response:	Registrant has revised the disclosure to include the following sentence: “In the event of an issuer’s bankruptcy, the claims of other creditors may have priority over the claims of lower rated debt holders, leaving insufficient assets to repay the holders of lower rated debt securities.”

10.	Comment:	In the “Portfolio Manager” section of the Fund’s risk/return summary, please disclose whether Kevin Lo is an employee of RIMCo or one of the money managers.

Response:

Registrant respectfully declines to add disclosure in the Fund’s risk/return summary indicating that Kevin Lo is an employee of RIMCo. This information is included in the statutory section of the prospectus where Kevin Lo is listed as one of the “RIMCo Managers” (defined as RIMCo’s employees who manage the RIC Funds, oversee the money managers of the RIC Funds and have primary responsibility for the management of the RIC Funds). Registrant does not believe this level of detail is consistent with the Commission’s guidance for content of the summary and believes that the current disclosure is sufficiently clear. Accordingly, Registrant respectfully declines to revise the disclosure.

In a no-action letter[3] issued to RIMCo (formerly Frank Russell Investment Management Co.), the Commission indicated that, for funds with more than one subadviser, it would be sufficient to disclose the RIMCo employee(s) responsible for overseeing the subadvisers.

11.	Comment:	The “Additional Information” section includes references to the capitalized term “Financial Intermediaries.” Please include a definition for this term.

[3]	Frank Russell Investment Management Co., SEC No-Action Letter (pub. avail. Aug. 30, 1993).

May 8, 2015 Page 6

	Response:	In response to this comment, Registrant has revised the disclosure so that the term is no longer capitalized.

12.	Comment:	Please disclose supplementally how derivatives will be valued for purposes of the Fund’s 80% test.

	Response:	Registrant notes that the derivatives in which the Fund invests are treated as cash and therefore are excluded from the Fund’s 80% policy. Registrant believes that this represents a more conservative approach than including derivatives in the 80% calculation, as it relies on investments other than derivatives in order to comply with the policy.

13.	Comment:	We note that not all risks listed in the Item 9 Risks section are included in the “Principal Risks of Investing in the Fund” section of the risk/return summary. Item 4(b)(1)(i) of Form N-1A indicates that a fund’s summary risks should be based on the risks provided in response to Item 9(c) of the Form. Please review these items and revise the Fund’s risk disclosure accordingly.

	Response:	The risks in the summary and the Item 9 Risks section do not appear consistent because Registrant generally includes additional “sub-risks” in the Item 9 Risks section. All Principal Risks from the summary sections are included in the Item 9 Risks section; however, the Item 9 Risks section also generally includes additional “sub-risks” that relate to some of the Principal Risks. Registrant believes this provides investors with more detailed information regarding relevant risks that would be too lengthy to include in the summary section. Registrant respectfully declines to revise the disclosure in response to this comment.

14.	Comment:	The “Other Information About Share Transactions – Uncashed Checks” section states that “If you have elected to receive dividends and/or distributions in cash, and the postal or other delivery service is unable to deliver checks to your address of record, or you do not respond to mailings from the Fund with regards to uncashed checks, the Fund may convert your distribution option to have all dividends and/or other distributions reinvested in additional Shares.” Please explain supplementally the legal basis for this policy.

May 8, 2015 Page 7

Response:	Registrant notes that the shareholder’s election to receive dividends in cash presupposes that the Fund has a valid address on file, and can deliver the checks. By disclosing that the option will be converted to reinvestment of dividends under circumstances that suggest that the address is not a valid address, the Fund has provided shareholders with appropriate notice of the Fund’s policy.

SAI Comments

15.	Comment:	The disclosure immediately following Investment Restriction 1 states that “Investments in other investment companies shall not be considered an investment in any particular industry or group of industries for purposes of this investment restriction.” It is the Staff’s position that, with respect to concentration, a fund that invests in other funds should look through to the underlying funds and, to the extent that an underlying fund is considered concentrated in a particular industry, this should be considered when evaluating the fund’s concentration policies. Please revise the disclosure accordingly.

	Response:	The Fund does not look through to the securities of any underlying funds in which it may invest for purposes of concentration. Registrant notes, however, that the Fund does not concentrate its investments. The Fund’s investment in any underlying funds will never rise to the level where the Fund would be considered concentrated due to its investment in the underlying funds. Accordingly, Registrant respectfully declines to make the proposed change.

May 8, 2015 Page 8

Sincerely,

/s/ Nicholas S. DiLorenzo
Nicholas S. DiLorenzo

cc:	John V. O’Hanlon

Mary Beth Rhoden Albaneze

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